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                                 TELEX COMMUNICATIONS INTERMEDIATE HOLDINGS, LLC
                                                      TELEX COMMUNICATIONS, INC.
                                                     12000 Portland Avenue South
                                                        Burnsville, MN 55337 USA
                                                          Telephone 952-884-4051
                                                                Fax 952-887-5588

                                                               December 21, 2005

Ms. Kathryn Jacobson
Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: Response to December 13, 2005 SEC Comment Letter regarding the Telex Communications Intermediate Holdings, LLC (File No. 333-115009) and Telex Communications, Inc. (File No. 333-30679) Form 10-K for the fiscal year ended December 31, 2004, Filed March 24, 2005


Dear Ms. Jacobson:

This letter is written requesting an extension of time to respond to your comments. My staff will be taking time off during the holiday season which limits my ability to respond within the 10 business days. I would like an extension until January 13, 2006 to send you our responses.

I can be reached at (952) 736-4254 if you have any further questions.

Sincerely,

/s/ Greg Richter
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Greg Richter
Vice President and Chief Financial Officer